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Automated curtailment event at Childress on May 27, 2024Substation Power Analytics Dashboard ✓ ✓ ✓ ✓ • •

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• • • IREN Texas - Tier 3 Rendering IREN Prince George - Retrofit Conceptual Design IREN Prince George - Current GPU Deployment Accommodating Customer Preferences

Design for IREN’s Texas Tier 3 Data Center • • THE ABOVE INFORMATION IS FOR GENERAL INFORMATION AND ILLUSTRATIVE PURPOSES ONLY. THE BITCOIN MINING, AI CLOUD SERVICES AND AI COLOCATION ANNUAL REVENUE PER MW, HARDWARE PROFIT MARGIN, INFRASTRCUTURE CPAEX PER MW AND HARDWARE CAPEX PER MW OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IREN’S OPERATING PERFORMANCE. SUCH OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE (INCLUDING THE ABILITY TO CONTRACT CUSTOMERS AT SUCH PRICING, OR AT ALL) – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HARDWARE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

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